Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

September 5, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re:	Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Dear Mr. Mumford:

On behalf of our client, Biolase, Inc. (the “Company”), we are writing to you in connection with the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”) and as further as amended by Pre-Effective Amendment No. 2 filed with the Commission on August 14, 2013 (“Amendment No. 2”). The Initial Registration Statement, as amended by Amendment Nos. 1 and 2 (and all future amendments) is referred to herein as the “Registration Statement.”

Per the request of the staff of the Commission (the “Staff”), this letter is being provided to elaborate further on our Correspondence Filings dated September 3, 2013 (the “September 3, 2013 Correspondence Letter”) and August 30, 2013 (the “August 30, 2013 Correspondence Letter”), which were provided in response to a comment contained in the Commission’s letter, dated August 23, 2013 with respect to the Amendment No. 2 (the “Second Comment Letter”).

The text of the Staff comment at issue is copied below in italics for your reference. The Company wishes to once again express its appreciation for the Staff’s review of this letter and the previous two letters, and will shortly thereafter file an amendment to the Registration Statement, together with a response to all comments contained in the Second Comment Letter.

3. Please provide us your analysis of whether the operating and financial matters mentioned in the press release attached to your Form 8-K dated August 19, 2013 represent developments or are driven by trends that should be addressed in your prospectus per Item 11 of Form S-3.

Response: The Company respectfully reiterates the information contained in the August 30, 2013 Correspondence Letter and the September 3, 2013 Correspondence Letter, and to ensure that all pertinent information is addressed in the Registration Statement, proposes to include the following material in the Registration Statement following the third paragraph under the caption “ABOUT BIOLASE, INC.”

We have suffered recurring losses from operations and have not generated cash from operations for the three years ended December 31, 2012. In order for us to continue operations and discharge our liabilities and commitments in the normal course of our business, we must sell our products directly to end users and through multiple distributors, establish profitable operations through increased sales, reduce our operating expenses, and look to the raising of additional funds, either through the sales of our securities or through debt financings to meet our working capital needs.

For the six months ended June 30, 2013, we used cash in operations of $5.1 million. On August 19, 2013, we estimated our net cash used in operating activities for the year ending December 31, 2013 would total between approximately $3.5 million to $4.5 million. The projected improvement in our net cash used in operations by approximately $1.1 million, from $5.1 million for the six months ended June 30, 2013, to projected net cash used in operations of $4 million for the year ending December 31, 2013 – which represents the midpoint of our revised estimate of projected net cash used in operations – was based on factors which are described below.

These factors include the traditional historical seasonality of our operations as well as the projected benefit from certain value added expenses that were described in our Quarterly Report on Form 10-Q for the period ended June 30, 2013.

Historically, we have experienced fluctuations in revenue from quarter to quarter due to seasonality. Revenue in the first quarter typically is lower than average and revenue in the fourth quarter typically is stronger than average due to the buying patterns of dental professionals. We believe that this trend exists because a significant number of dentists purchase their capital equipment towards the end of the calendar year in order to maximize their practice earnings while seeking to minimize their taxes. This can be accomplished by utilizing certain tax incentives, such as accelerated depreciation methods for purchasing capital equipment, as part of their year-end tax planning. In addition, revenue in the third quarter may be affected by vacation patterns which can cause revenue to be flat or lower than in the second quarter of the year. Our historical seasonal fluctuations may also be impacted by sales procedures employed by large dental distributors that encourage end-of-quarter and end-of-year buying in our industry. Because of these seasonal fluctuations, we have often used less cash in operations for the six months ended December 31 as compared to the six months ended June 30.

During the six months ended June 30, 2013, we incurred certain value-added expenses due to the launch of our start-up Biolase Da Vinci Imaging Division, continued investments in expanding our sales force, significant legal expenses in successfully defending and protecting our patent portfolio, and expenses related to the introduction of new marketing initiatives. These expenditures negatively impacted on our cash used in operations for the six months ended June 30, 2013, however, we expect that these investments will yield positive results in the six months ending December 31, 2013.

While these factors were considered in developing our cash flow projections for the year ending December 31, 2013, investors are cautioned that our actual results may differ from the estimates set forth above.

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The Company requests the Staff’s assistance in completing its review of the above response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By:

cc:	Russell Mancuso, SEC

Federico Pignatelli, Biolase, Inc.

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